SECUR 15047765 ION

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MAR 02 2015
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194

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52972

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tradier Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11016 Rushmore Drive, Suite 350
(No. and Street)

Charlotte	NC	28277
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Donovan (980) 272-3668
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SRV CPA, PC
(Name – *if individual, state last, first, middle name*)

4 Executive Boulevard, Suite 304	Suffern	NY	10901
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

cm

AB 3/16

OATH OR AFFIRMATION

I, Brian Donovan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tradier Brokerage, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Compliance Officer

Title

Notary Public

CHARLENE G CRAWFORD
Notary Public
Gaston Co., North Carolina
My Commission Expires Aug. 2, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADIER BROKERAGE, INC.
(a QSSS Subsidiary of Tradier, Inc.)
FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
DECEMBER 31, 2014

TRADIER BROKERAGE, INC.
(a QSSS Subsidiary of Tradier, Inc.)
Table of Contents
FOR THE YEAR ENDED DECEMBER 31, 2014

Scialo Reimann & Varley
4 Executive Boulevard, Suite 304
Suffern, New York 10901
Tel: (845) 533-4690 Fax: (845) 533-4691 *www.srvcpa.com*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder's
Tradier Brokerage, Inc.

We have audited the accompanying financial statements of Tradier Brokerage, Inc. (a Delaware Limited Liability Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Tradier Brokerage, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Tradier Brokerage, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule of Computation of Net Capital and Aggregate Indebtedness Under SEC Rule 15c3-1, Schedule of Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audit of Tradier Brokerage, Inc.'s financial statements. The supplemental information is the responsibility of Tradier Brokerage, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

SRV CPA, P.C.

Suffern, New York
February 23, 2015

TRADIER BROKERAGE, INC.

(a QSSS Subsidiary of Tradier, Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS		
Cash and cash equivalents	$	501,769
Clearing deposit		25,000
Accounts Receivable - Other		1,893
Fixed Assets		10,833
Prepaid expenses		31,051
TOTAL ASSETS	$	570,546
LIABILITIES AND STOCKHOLDER'S EQUITY		
Due to clearing broker	$	14,133
Due to related party		42,436
Accounts payable and accrued expenses		14,753
Total Liabilities		71,322
Stockholder's Equity		499,224
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	570,546

See accompanying notes.

TRADIER BROKERAGE, INC.

(a QSSS Subsidiary of Tradier, Inc.)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues		
Commissions	$	49,900
Interest income		512
Payments for order flow		7,853
License Fee 3rd Party Resale Income		1,125
Platform Provider Resale Income		848
Total Revenues		60,238
Cost of Goods Sold		
Commission Sharing		222
License Fee 3rd Party Tools COGS		1,716
Total Gross Profit		58,300
Expenses		
Compensation expenses		474,000
Regulatory fees		28,030
Technology fees		85,002
Professional fees		64,898
Brokerage, exchange, and clearance fees		84,342
Auto and travel		5,662
Office and general expenses		1,018
License Incentive Discount		750
Bank service charges		123
Telephone and utilities		2,428
Other operating expenses		40,477
Total Expenses		786,730
Net Loss	$(	728,430)

See accompanying notes.

TRADIER BROKERAGE, INC.

(a QSSS Subsidiary of Tradier, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2014	$ 1,000	$ 564,553	$(348,899)	$ 216,654
Contributed Capital		1,011,000		1,011,000
Net Loss			(728,430)	(728,430)
Balance at December 31, 2014	$ 1,000	$ 1,575,553	$(1,077,329)	$ 499,224

See accompanying notes.

TRADIER BROKERAGE, INC.

(a QSSS Subsidiary of Tradier, Inc.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Loss	$(728,430)
Depreciation	4,167
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Increase in Receivable	(1,893)
Increase in prepaid expenses	(8,652)
Increase in due to broker	14,133
Increase in due to related party	42,436
Increase in accounts payable and accrued expenses	(18,633)
Net Cash Used In Investing Activities	(696,872)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Acquisition of fixed assets	(15,000)
Net Cash Used In Financing Activities	(15,000)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	1,011,000
Net Cash Provided By Financing Activities	1,011,000
Change in Cash and Cash Equivalents	299,128
Cash and Cash Equivalents, Beginning of Year	202,641
Cash and Cash Equivalents, End of Year	$ 501,769

See accompanying notes.

TRADIER BROKERAGE, INC.
(a QSSS Subsidiary of Tradier, Inc.)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2014

Note 1 – Organization and Nature of Operations:
Tradier Brokerage, Inc. ("the Company") is an independent wholly owned subsidiary of Tradier, Inc. ("TI") and was purchased under the terms of a stock purchase agreement on April 1, 2013 to operate the broker dealer arm and business model of Tradier, Inc.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and with the Financial Industry Regulatory Authority ("FINRA") and was incorporated in Illinois on July 1, 1993.

The Company is a discount online service brokerage firm specializing in featuring Application Programming Interfaces ("APIs") which serve as a intermediary between online traders and their either customized or purchased integrated trading platforms.

The Company has agreements with other broker-dealers ("clearing brokers") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under exemptive provisions of SEC Rule 15c3-3k(2)(ii).

The accompanying financial statements have been prepared from the separate records maintained by the Company and due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 – Summary of Significant Accounting Policies:
Significant accounting policies followed by the Company in the preparation of the accompanying financial statements are summarized below:

Securities
The Company is a non-carrying, non clearing dealer, the Company does not receive or custody customer funds or safe keep customer securities.

Revenue Recognition
The Company's primary revenue sources come from commissions charged and related clearing expenses and are recorded on a trade-date basis as securities transactions occur. The Company has a contractual relationship with a primary clearing house who handles all customer orders.

Note 2 – Summary of Significant Accounting Policies (continued):

Revenue Recognition (continued)

Other income comes in the way of payment for order flow ("PFOF"), where orders are directed to other parties for execution. In PFOF transactions, the Company receives a small payment, usually pennies per share, as compensation for directing the order to the different parties. These incomes are recorded as security transactions occur.

Other income also comes via reselling software to customers. The costs and revenue are recorded for the month for which the revenue and associated expenses are incurred.

The Company also earns interest on customer assets held at the clearing house which accrues at the banks rate of prime and is earned and recorded monthly.

Receivables from Clearing Organization

Pursuant to an agreement with the Company's clearing organization, the clearing organization remits a commission payment to the Company during the month subsequent to the trade-date. The Company has one month of outstanding commission payments due from the clearing organization. The Company did not incur any bad debts from the clearing organization during 2014.

Cash and Cash Equivalents

Cash consists of checking accounts and savings accounts. For purposes of the financial statements, the Company considers all highly liquid investments with maturities of 90 days or less to be cash equivalents.

Income Taxes

The Company is a 100% owned subsidiary and files under their parent Tradier, Inc. as a Qualified Subchapter S Subsidiary ("QSSS"). Under Federal law, upon election of the parent federal S-Corporation, the two corporations are treated as a single entity and the assets, liabilities, income, deductions, and credits of the wholly owned subsidiary are treated as if they belong to the parent corporation.

Under the QSSS tax election, the Company's shareholders report their pro-rated portion of the Company's taxable income or loss on their personal income tax returns and are responsible for the applicable income tax at their level. As a result, the Company is exempt from most federal income taxes.

Note 2 – Summary of Significant Accounting Policies (continued):

Income Taxes (continued)

The Corporation holds state registrations in Delaware, Illinois, and North Carolina where they currently have nexus. The State of Illinois imposes a 1.5% replacement tax on the taxable income of the Tradier Brokerage, Inc. company only, and the Company itself is responsible for payment of this state tax.

The Company recognizes tax benefits from income tax positions taken or expected to be taken in a tax return only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits from uncertain tax positions recognized are reflected at the amounts most likely to be sustained on examination. The Company recognizes interest and penalties associated with uncertain tax positions in income tax expense.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available.

The Company believes that it has no uncertain tax provisions and accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The 2011, 2012, and 2013 tax years of the Company remain subject to examination by U.S. federal and certain state and local tax authorities.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. At times, cash balances may exceed federally insured limits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates, and the differences could be material.

Note 3 – Cash Segregated under Federal and Other Regulations:
The Company is not required to maintain a special reserve bank account for the protection of customers as required by Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)ii of the rule.

Note 4 – Fixed Assets:
Fixed assets are recorded at cost. Depreciated is computed using the straight-line method over the estimated useful lives of the assets. Depreciation expense for the year ended December 31, 2014 was $4,167.

Note 5 – Clearing Deposit:
In accordance with the Company's clearing contract, the company is required to keep a deposit of $25,000 in a clearing deposit account with the clearing firm. The agreement calls for an additional deposit of $25,000 to be made at/before their first trade date, with a final deposit of $50,000 due to the clearing account within 120 days following their first trade date, for a total of $100,000 to be held in the account. However, due to trade volume and customer asset levels, First Southwest has informed Tradier Brokerage, Inc. verbally that the initial clearing deposit of $25,000.00 is sufficient. First Southwest may increase this requirement at any time in the future.

Note 6 – Advertising:
The Company does not advertise or incur any such advertising expenditures directly. All advertising expenses are incurred by Tradier, Inc. See Note 7 (Related Party Transactions) for more details.

Note 7 – Related Party Transactions:
The Company operates under two agreements with its parent corporation TI:

The first agreement known as an Outsource Hosted Platform, Services, an Support Agreement ("Service Agreement"), was executed on April 30, 2013. The service agreement sets forth the specific terms and conditions under which TI shall supply certain services to the Company. The agreement is effective (valid) and services held under the agreement include but are not limited to: Hosted platform, support and maintenance, and has a term starting on the execution date for an initial term of one (1) year. Under the event TI does not provide one hundred (100) day notice before the completion of the one (1) year contract term, the agreement automatically renews for an additional one year term expiring April 30, 2015. The agreement calls for monthly payments due to Tradier, Inc. of $6,500 (prior to August 2014, monthly payments were $3,250). During the year ended December 31, 2014, the Company paid TI a total of $52,000. For a listing of future minimum commitments under this agreement, see Note 9 (Commitments).

Note 7 – Related Party Transactions (continued):

The second agreement known as an Expense Sharing Agreement ("Expense Agreement") was executed on October 14, 2013 and updated on January 29, 2014 and December 4, 2014.. The expense agreement identifies expenses incurred by the Company and the method of payment by TI. The agreement identifies indirect shared expenses such as: office space, telecommunication and internet services, payroll processing fees, and bond (insurance) coverage costs to be shared at 40% by the Company, and identifies direct costs such as employee compensation which are to be shared 5% by the Company payable in total monthly payments due to TI in an amount equal to $42,557 (prior to November 2014, monthly payments were $42,353). Prior to the execution of this agreement, management calculated the monthly fee utilizing the same percentages based upon actual expenses incurred. Total payments to the parent for costs related to the expense agreement amount to $508,642 for the year ended December 31, 2014. These expenses have been reflected on the Statement of Operations in the appropriate categories. The agreement is considered month-to-month.

Note 8 – Concentrations:

The Company has entered into a fully disclosed clearing agreement ("Clearing Agreement") with First Southwest Company ("FSWC"). The clearing agreement is effective April 30, 2013 and remains in-force for an initial term of three (3) years from the effective date. At any time during the forty-five (45) day period immediately preceding the conclusion of the initial three-year term, either party may terminate the agreement by providing forty-five (45) days written notice. In the event no written notice of termination is given or received by either party, the agreement automatically renews for an additional one-year period and may continue to be renewed for subsequent one-year periods until terminated.

The agreement provides for FSWC to serve as the introducing broker, where the Company will refer current and future customers of the Company to FSWC who will serve as the sole outside company engaged in securities brokerage business transactions for the Company. The Company does not custody customer funds, and does not clear investment orders/transactions for its customers. As a result, the Company does not feel they have any credit risk with regard to the transactions. However, the Company can have credit risk exposure associated with the possible nonperformance of FSWC. Accordingly, it is the Company's policy to review as necessary, the credit standing of FSWC.

Note 9 – Commitments:
Pursuant to the clearing agreement, the Company is to pay minimum monthly clearing charges as follows: months 0-4 (2014) - Waived, months 4-8 (2014) - $10,000 Months 9 (2014) and thereafter $10,000.

Due to launching delays by the clearing company during 2013, FSWC agreed to delay the minimum until October of 2014. The minimum char-ge includes clearing fees only, other ancillary charges such as system charges, and other fees are not included in the minimum fees. Minimum future payments due the next two (2) years for all commitments of the Company are as follows:

	Non- Related Party	Related Party	Totals
2015	$ 120,000	$ 588,684	$ 708,684
2016	120,000	588,684	708,684
Totals	$ 240,000	$ 1,177,368	$ 1,417,368

Note 10 – Fair Value Disclosure:
The Company has adopted FASB ASC topic 820, which requires among other things, enhanced disclosures about investments are measured and reported at fair value. FASB ASC topic 820 establishes a hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that a transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs - quoted prices in active markets for identical assets or liabilities at the reporting date

Level 2 Inputs - other than quoted prices included in Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices that are observable, such as models or other valuation methodologies

Level 3 Inputs - unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or evaluations.

Note 10 – Fair Value Disclosure (continued):

At December 31, 2014, the Company's assets and liabilities fall into Level 1 and require no adjustments to arrive at fair value. The Company held no Level 2 or Level 3 assets or liabilities during the year.

Note 11 – Capital Requirement:

The Company is subject to the net capital requirements of the SEC and FINRA, and as such, is required to maintain a net capital of $5,000 (as defined by FINRA). Net capital of the Corporation, as defined by FINRA, as of December 31, 2014 was $456,407, see Schedule 1 (Computation of Net Capital and Minimum Capital Requirements Under Rule 15c-1 of the Securities and Exchange Commission) for more details.

Note 12 – Additional Paid-in-Capital:

During the year, the Company received capital infusions from TI and from the former shareholder for operational purposes in the amount of $1,011,000. Management has classified this cash infusion as an increase to paid-in-capital on the Statement of Changes in Stockholders' Equity as of December 31, 2014.

Note 13 – Common Stock:

Effective April 9, 2013 100% of the common stock of Robbins Securities, Inc. ("Robbins") was purchased by TI. At the time of the acquisition, common stock consisted of 1,000 shares, no par value stock, with 1,000,000 shares authorized, and 1,000 shares outstanding. The stock was purchased under the terms of a stock purchase agreement ("Stock Agreement"), where 100% of the issued and authorized shares were purchased by TI for a sale price of $95,000.

Note 14 – Indemnifications:

In normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connections with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 15 – Subsequent Events:

Management has evaluated subsequent events as of February 23, 2015, which is the date the financial statements were issued, and has noted no items requiring disclosure.

TRADIER BROKERAGE, INC.
(a QSSS Subsidiary of Tradier, Inc.)
FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2014

TRADIER BROKERAGE, INC.

(a QSSS Subsidiary of Tradier, Inc.)

SCHEDULE 1

COMPUTATION OF NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS UNDER RULE 15C3-1 OF THE SECURITIES EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

	December 31, 2014
Total members' equity	$ 499,224
Deductions and/or charges:	
Prepaid expenses and other assets	42,817
Net capital before haircuts on securities positions	456,407
Haircuts on securities	
Net capital	$ 456,407
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requires (6-2/3% of aggregated indebtness)	4,754
Minimum dollar net capital requirement	5,000
Net capital requirement (greater of above)	5,000
Excess net capital	$ 451,406
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Due to clearing broker	14,133
Due to related party	42,436
Accounts payable and accrued expenses	14,753
Aggregate indebtedness	$ 71,322
Ratio of aggregate indebtedness to capital	15.63%

There are no material differences between the computation of net capital presented above and the computation of net capital reported on the Company's unaudited Form X-17A-5, Part II-A, filed January 27, 2015.

See independent auditor's report and accompanying notes.

TRADIER BROKERAGE, INC.

(a QSSS Subsidiary of Tradier, Inc.)

SCHEDULE 2

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

The Company is exempt from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the rule

See independent auditor's report and accompanying notes.

SRV

Scialo Reimann & Varley
4 Executive Boulevard, Suite 304
Suffern, New York 10901
Tel: (845) 533-4690 Fax: (845) 533-4691 *www.srvcpa.com*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Tradier Brokerage, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Tradier Brokerage, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Tradier Brokerage, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:((k)(2)(ii)) (the "exemption provisions") and (2) Tradier Brokerage, Inc. stated that Tradier Brokerage, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Tradier Brokerage, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Tradier Brokerage, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

SRV CPA, P.C.

Suffern, New York
February 23, 2015

tradier brokerage

Assertions Regarding Exemption Provisions

We, as members of management of Tradier Brokerage, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2014 through December 31, 2014.

Tradier Brokerage, Inc.

By: [signature]

Brian Donovan CCO
(Name and Title)

February 23, 2015
(Date)